Annual Meeting of Shareholders (the "Meeting") of
Taseko Mines Ltd.

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 12, 2025 (the "Meeting").  Attendance at the Meeting was 836,390 Shares represented and voted in person and 177,794,541 Shares represented and voted by proxy for a total of 178,630,931 voting shares represented at the Meeting, being 56.55% of the outstanding shares.  At the meeting, all of the management nominees for director were elected by acclamation, and the shareholders approved, by a show of hands: (i) the appointment of Pricewaterhouse Coopers LLP, Chartered Professional Accountants, as auditor of the Company and authorized the directors of the the Company to fix the remuneration of the auditor; (ii) fixing the number of directors at nine; (iii) the continuation of the shareholder rights plan; and (iv) an advisory vote on say on pay.  Although a ballot was not conducted on any resolution, had a ballot vote been conducted, based on proxies received by the Company and votes cast at the Meeting, voting results on the resolutions would have been as follows:

Item 1: Appointment of Auditor:

	Total Votes	% of Votes Cast
Votes in Favor	176,465,325	99.25%
Votes Against	1,329,215	0.75%
Total Votes Case	177,794,540	100%

Item 2: Number of Directors

	Total Votes	% of Votes Cast
Votes in Favor	172,228,836	96.87%
Votes Against	5,565,701	3.13%
Total Votes Case	177,794,537	100.00%

Item 3: Election of Directors

Name	Votes in Favour	%	Votes Withheld	%
Anu Dhir	131,079,753	96.01%	5,441,378	3.99%
Robert A. Dickinson	121,695,997	89.33%	14,535,134	10.67%

Name	Votes in Favour	%	Votes Withheld	%
Russell E. Hallbauer	132,406,245	97.19%	3,824,886	2.81%
Rita Maguire	132,692,940	97.40%	3,538,191	2.60%
Stuart McDonald	133,689,014	97.93%	2,832,117	2.07%
Peter C. Mitchell	132,095,564	96.96%	4,135,567	3.04%
Kenneth Pickering	133,115,896	97.71%	3,115,235	2.29%
Ronald W. Thiessen	131,261,616	96.35%	4,969,515	3.65%
Crystal Smith	134,567,310	98.57%	1,953,821	1.43%

Item 4: Approval and Continuation of the Shareholder Rights Plan

	Total Votes	% of Votes Cast
Votes in Favor	130,477,462	95.57%
Votes Against	6,043,669	4.43%
Total Votes Case	136,521,131	100.00%

Item 5: Say-on-Pay

	Total Votes	% of Votes Cast
Votes in Favor	129,947,131	95.18%
Votes Against	6,574,000	4.82%
Total Votes Case	136,521,131	100.00%

There were 41,273,410 non-votes recorded (but not voted) on each resolution, except as follows:  With respect to the resolution to set the number of directors, there were 4 non-votes recorded.  With respect to the resolution to appoint the auditor of the Company, there was 1 non-vote recorded.

Dated: June 12, 2025	TASEKO MINES LIMITED

"Trevor Thomas"
Trevor Thomas, Corporate Secretary